SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2002 - dated February 6, 2002

Commission file number 0-13391

SAMEX Mining Corp.

(Exact Name of Registrant, as Specified in its Charter

#301 - 32920 Ventura Avenue, Abbotsford, B.C. V2S 6J3

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X   Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____   No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

TOLL FREE: 1-800-828-1488
E-MAIL: samex@direct.ca
WEB SITE: www.samex.com
TRADING SYMBOLS:
SXG - CDNX
SMXMF - NASD OTC:BB

CORPORATE OFFICE
301 - 32920 Ventura Ave.
Abbotsford, BC V2S 6J3
CANADA
TEL: (604) 870-9920
FAX: (604) 870-9930

NEWS RELEASE - No. 2-02

February 6, 2002

CORPORATE UPDATE - GOLD IS PRECIOUS

The Canadian Venture Exchange has requested that SAMEX Mining Corp. issue a news release in response to the increased trading volume and price of the Company's shares. SAMEX confirms that there are no material changes in the Company that have not previously been announced, though in recent weeks Management has observed a dramatic shift in market perception and interest concerning gold/silver which appears to be turning investor's attention to companies mining or exploring for precious metals.

In spite of the lackluster gold price of recent years, SAMEX has persistently maintained and declared its strong belief that gold prices are significantly undervalued. This motivating principle is summarized in the following excerpt from the Company's 2000 Annual Report:

> *"**Is mineral exploration worthwhile** considering the depressed metal prices of the past several years? Should a company continue to explore for gold and silver when popular opinion has rejected these metals as a "store of wealth" in favour of stocks, bonds and paper currencies?*
>
> ***GOLD IS PRECIOUS** - Precious metals have been the standard of real value for many centuries. SAMEX is motivated by a strong conviction that gold and silver are valuable "hard assets" particularly during times when confidence in paper investments is shaken. SAMEX has survived the boom and bust of the technology bubble and management plans to continue the business of exploring for precious metals and other valuable resources in the earth."*

In addition, SAMEX has also been an outspoken supporter of the Gold Anti-Trust Action Committee (www.GATA.org), a US based "not for profit" organization, which contends that a hidden scheme exists to manage and even manipulate the US dollar price of gold for the benefit of certain knowledgeable parties to the detriment of others. GATA has researched, documented and is now supporting ongoing US Federal litigation against certain international banking, government and quasi-government institutions.

SAMEX also applauds several more senior companies within its sector, who have embraced the concept that "gold is honest money" and publicly endorsed policies such as holding back excess gold production in bullion instead of cash, and further, offering shareholders the opportunity to receive dividends in certain gold instruments.

It appears the increased volume and price of SAMEX shares may in part be attributed to investors who recognize that the mining/exploration sector may be undervalued as compared to other investments, and further, are supporting companies motivated by the aforementioned convictions. SAMEX holds several quality exploration prospects within one of the most prolifically mineralized regions of the earth, the Cordillera Occidental of Bolivia and Chile. The Company is currently working to secure financing for the ongoing exploration of several of its key properties namely the Eskapa and Wara Wara prospects. (See news releases, photos, maps etc. at www.samex.com).

Jeffrey P. Dahl
President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

SAMEX Mining Corp.
(Registrant)

Date: February 6, 2002

By: Larry D. McLean
Vice President, Operations